October 4, 2006

Filed via EDGAR and
Delivered via Facsimile (202) 772-9218

Peggy A. Fisher Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Timothy Buchmiller, Esq. Kevin Kuhar Stop 6010 Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	NanoSensors, Inc. Form SB-2 Registration Statement Filed on August 1, 2006 File No. 333-136220 Preliminary Proxy Statement on Schedule 14A File No. 000-51007

Dear Ms. Fisher and Mr. Buchmiller:

We are counsel to NanoSensors, Inc. (“NanoSensors” or the “Company”) and are in receipt of your letter dated August 25, 2006 concerning the above-referenced registration statement (the “Registration Statement”) and Preliminary Proxy Statement filed by NanoSensors. This letter sets forth NanoSensors’ response to the Staff’s comments as set forth in your August 25th letter. With respect to the comments addressed in this letter, we have followed the numbered comments as set forth in your comment letter of August 25, 2006. As soon as practicable following its submission of this letter, the Company intends to file with the SEC through the EDGAR system an Amendment No. 1 to Annual Report on Form 10-KSB/A (the “Amended 10-KSB”) and a pre-effective amendment to the Registration Statement (the “Registration Statement Amendment”).

General

Comment No. 1.    Given our comments below on your registration statement, please consider whether the disclosure in your proxy statement about the June 2006 private placement offering and its registration should be amended.

Securities & Exchange Commission
October 4, 2006

Response

The Company has reviewed the disclosure in its Preliminary Proxy Statement filed with the Commission on August 11, 2006 in light of the comments by the Staff to the Registration Statement. The Company has filed revised Preliminary Proxy Statements with the SEC on September 12, 2006 and September 29, 2006, which include additional disclosures in response to Staff’s Comment Letter, in particular Comment No. 2.

Comment No. 2.    We note that the number of shares of common stock your are registering combined with the number of your outstanding shares of common stock exceeds the number of shares of common stock that you are authorized to issue. We also note the escrow arrangements. Please revise your registration statement to remove the resales of any shares of common stock that you are not currently authorized to issue, or confirm that you will not request acceleration until such time as you have (1) received shareholder approval and taken all steps necessary to ensure that the shares are authorized for issuance and (2) revised the disclosure accordingly.

Response

On behalf of the Company, please be advised that the Company will not request acceleration of the effective date of the Registration Statement until the Company (a) obtains shareholder approval of its proposal to increase the number of authorized shares of common stock and taken all necessary steps to ensure that the shares of common stock that the Company may issue are so authorized and (b) revises the Registration Statement accordingly. As described in the Company’s response to Comment 1, above, the Company has also revised the disclosure in its preliminary proxy statement in accordance with this Comment No. 2.

Private Placement Offering

Comment No. 3.    We note that you issued agent unit purchase warrants to your affiliate, Meyers Associates, and its affiliates with a nominal exercise price of $.01 per share, which, on a fully-diluted basis, would result in the issuance of an aggregate of 32,580,000 shares of common stock. We also note the unit purchase warrants are subject to a non-exercise agreement. Please remove these shares from your registration statement.

Response

The Company will remove the shares referenced in this Comment No. 3 from its Registration Statement.

Comment No. 4.    We note your disclosure that if you satisfy certain post-closing covenants, you will issue an additional 18,300,000 agent unit purchase warrants to Meyers Associates (which, on a fully-diluted basis, would result in the issuance of an aggregate of 36,600,000 shares of common stock) and that the securities, when issued, will be subject to a non-exercise agreement. We also note that you appear to be registering the resale of the shares of common stock underlying those unit purchase warrants at this time. Please remove these securities that have not yet been issued from the registration statement.

Securities & Exchange Commission
October 4, 2006

Response

The Company will remove the shares referenced in this Comment No. 4 from its Registration Statement.

Comment No. 5.    Please also delete the shares underlying the agent unit purchase options that were issued to Meyers Associates with a nominal exercise price of $.01 per share and are also subject to the non-exercise agreement.

Response

The Company will remove the shares referenced in this Comment No. 5 from its Registration Statement.

Management’s Discussion and Analysis and Plan of Operation

Critical Accounting Policies

Comment No. 6.    Revise this section to clearly disclose the methodology and significant estimates/assumptions used to value your warrant derivative liability. Refer to the guidance provided in SEC Release No. 33-8350.

Response

The Company has revised this section of the Registration Statement in accordance with your comment. Please see the Form 10-KSB/A, Amendment No. 1, that the Company will file with the Commission, under “Accounting for Warrants and Freestanding Derivative Financial Instruments” in the critical accounting policies section of Management’s Discussion and Analysis and Plan of Operation, for the disclosure. In addition, the Company will include this disclosure in the Registration Statement Amendment in the critical accounting policies section of Management’s Discussion and Analysis and Plan of Operation.

Securities & Exchange Commission
October 4, 2006

Selling Stockholders

Comment No. 7.    Please identify any selling shareholder who is also a broker-dealer as an underwriter.

The Registration Statement Amendment will identify as an underwriter each selling shareholder that is also a registered broker-dealer.

Response

Comment No. 8.    Please tell us whether any of Blue Green T, LLC, Odett Holdings, Ltd., Celestial 99, Inc., Silverman and Roberts 44 Pipe LLC is a broker-dealer or an affiliate of a broker-dealer. Also disclose whether any of them are affiliated with Meyers Associates.

Response

Based on the information contained in questionnaires provided to the Company by each of the above-referenced selling security holders, each of the above-referenced selling security holders has represented to the Company that they are neither broker-dealers nor an affiliate of a broker-dealer. Based on such representations, the Company believes that none of these entities are affiliated with Meyers Associates.

Financial Statements, F-1

Comment No. 9.    The financial statements and other relevant sections of the filing should be updated, as necessary, to comply with 310(g) of Regulation S-B at the effective date.

Response

The Company will update the financial statements and other relevant sections of the Registration Statement as is required in order to comply with Item 310(g) of Regulation S-B at the effective date.

Comment No. 10.    Please include a currently dated and signed consent from your independent auditors prior to requesting effectiveness.

Response

The Company will include a currently dated and signed consent from its independent auditors prior to requesting effectiveness.

Comment No. 11.    Please amend your Form 10-KSB, Form 10-QSB’s and Form 8-K’s as necessary to comply with our Form SB-2 comments.

Securities & Exchange Commission
October 4, 2006

Response

The Company will file an Amended 10-KSB to comply with, as appropriate for such filing, the Staff’s comments to the Registration Statement. The Company is currently reviewing its previously filed Exchange Act reports to determine whether it should file amendments to such reports. The Company will promptly file such amendments, if any, in the event it believes such action to be appropriate or required.

Audited Financial Statements for the Fiscal Year Ended November 30, 2005
Notes to Financial Statements
Note 5. Shareholders’ Equity

Comment No. 12.    We reference numerous issuances of common stock and warrants for services and expenses related to financing arrangements and payment of debt. Please revise your filing to clearly indicate how you accounted for each issuance and the amount of compensation recorded in the financial statements. Furthermore, please revise to disclose your accounting policy for the issuance of warrants, including the valuation technique utilized to fair value the issuance and fair value of the stock at the date of issuance.

Response

For your convenience, the Company has included the following chart detailing the issuances as reported in its audited financial statements for the year ended November 30, 2005 and 2004. It may be noted that the Company’s explanation of the adjustments recorded for each issuance refers to the pre-split number of shares of Common Stock. Par value of the Company’s Common Stock is $0.001. The Amended Form 10-KSB/A to be filed by the Company has been modified in accordance with your Comment No. 13 to reflect number of shares and accounting in shareholders’ deficit statement, on a post-split basis.

Securities & Exchange Commission
October 4, 2006

Issuance No.	Description of Issuance and FV of Common Stock	Pre-Split	Post-Split	Common shares (pre-split) issued upon Exercise of Warrants, if any

2004 Issuances

1	Issuance of common stock for license	5,000,000	50,000,000	None

2	Issuance of common stock for services	11,250,000	112,500,000	None

3	Issuance of common stock for cash	97,500	975,000	None

4	Issuance of warrants to lenders	0	0	100,000

5	Issuance of common stock for cash	2,750,000	27,500,000	5,500,000

6	Issuance of common stock for payment of debt	620,000	6,200,000	None

7	Issuance of common stock for expenses	385,000	3,850,000	82,500

2005 Issuances

8	Issuance of common stock for cash	150,000	1,500,000	150,000

9	Issuance of common stock for cash	250,000	2,500,000	250,000

Issuance No.1:

In December 2003, the Company issued 5,000,000 founders shares to Dr. Matthew Zuckerman, valued at $.001 per share, in connection with the License Agreement entered into between the Company and Axiom Corp. and Dr. Zuckerman. This was the first issue of founders’ shares by the Company. The Company was in development stage and management assigned a value of $.001 per share. You may refer to footnote 4 to the financial statements for more information on the purchase of this license. The entry recorded for the issue of shares was to debit the license (intangible asset) for $5,000 and credit to common stock.

Issuance No. 2:

In December 2003, the Company issued 5,000,000 founders shares to Dr. Ted Wong, valued at $.001 per share, for services related to the Company. The Company also issued 6,250,000 founders shares at $.001 per share to Meyers Associates L.P. and its affiliates, for services related to the Company in February 2004. All these shares were valued by management at $.001 per share. The entry recorded for the issue of shares was to debit operating expenses for $11,250 and credit to common stock.

Securities & Exchange Commission
October 4, 2006

Issuance No. 3:

The Company issued 97,500 founders shares during April and May 2004 at $.05 per share for cash. The entry recorded was to debit cash for $4,875 and credit common stock for $98 and balance $4,777 to additional paid-in capital.

Issuance No. 4:

In February 2004, in connection with bridge financing of $100,000, two investors were granted warrants to purchase an aggregate of 100,000 shares of common stock. These warrants were exercisable for five year at $.25 per share, subject to adjustment. The bridge notes were applied towards a private placement offering (see “Issuance No. 5,” below) and converted into shares and warrants, as per the offering. There was no accounting done for these warrants. The estimated value of these warrants on the date of issuance was deemed to be immaterial. All of these warrants were outstanding as of November 30, 2005. Of these 100,000 warrants, 50,000 warrants were exercised in January 2006 and the balance of 50,000 were exercised in June 2006. These warrants required the Company to use its best efforts to have the registration statement declared effective as soon as possible. However, there were no other registration rights or any liquidated damages in the agreement.

Issuance No. 5:

In April 2004, the Company through its placement agent sold an sold an aggregate of 2,750,000 units at $.20 per unit, or $550,000, each unit consisting of one share of Common Stock and one five-year Warrant to purchase one share of Common Stock at $.30 per share (subject to adjustment for subdivision or combination) to 4 accredited investors. The placement agent received a sales commission on the $550,000 of units issued, or $55,000, a $16,500 non-accountable expense allowance and options (the “Unit Purchase Options”) to purchase an aggregate of 1,375,000 units (equivalent to 2,750,000 shares of Common Stock), substantially similar to the units issued in the private placement for five years. The terms of the subscription agreement entered into among the Company and the investors provided for registration rights. These rights required the Company to file a registration statement to register the shares of Common Stock and shares underlying the Warrants, within 90 days of the final closing of the Offering, and use its best efforts to have the registration statement declared effective by the Securities and Exchange Commission as soon as possible. In the event that the registration statement was not filed timely or declared effective within 100 days of the closing, then the Company was required to issue to the investors a number of warrants equal to the number of shares underlying the units multiplied by two and one-half percent (2.5%), multiplied by the number of months after the final closing and/or 100 days after the closing, but prior to the Effective Date, but in no event to exceed 4 months or 10% of the number of Units. Neither the Placement Agent Agreement nor the Unit Purchase Option agreement issued to the placement agent included a provision requiring the Company to pay liquidated damages in the event the shares of common stock underlying the Unit Purchase Options are not covered by an effective registration statement.

Securities & Exchange Commission
October 4, 2006

The Company evaluated the warrants in accordance with the provision of Statement of Financial Accounting Standards 133 “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”) and EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”). The consensuses in EITF 00-19 apply to all freestanding derivative financial instruments that are indexed to, and potentially settled in, a company’s own stock. Contracts that require net-cash settlement are to be accounted for as assets of liabilities and contracts that require settlement in shares are equity instruments.

The warrants of the Company are exercisable by payment of cash or in shares of common stock by the investor. In addition, there are no net cash settlement provisions in either the subscription agreement executed by the investors or in warrant agreements issued by the Company to investors. The Company further considered provision of paragraph 16 of EITF 00-19 to evaluate the maximum liquidated damages penalty to determine if they exceeded a reasonable discount between a registered share and unregistered share of the Company. It was concluded that the maximum penalty of 10% was a reasonable discount. As such, the Company concluded that the warrants should be accounted as equity and not as a derivative.

The Company recorded the transaction as debit to cash of net proceeds of $463,000, credit to common stock for $2,750 and credit to additional paid in capital for $460,250.

Issuance No. 6:

In August 2004, the Company issued: (i) 412,500 shares of Common Stock to a lender, at $.20 per share, in cancellation of the December 2003 promissory note of $80,000 plus $2,500 of accrued interest; and (ii) 207,500 shares of Common Stock to the same lender at $.20 per share, in cancellation of the February 2004 promissory note of $40,000 plus $1,500 of accrued interest. The issuance of these shares was accounted at the carrying value of the notes and accrued interest, which aggregated $124,000 by debiting the notes and accrued interest for $124,000 and credit to common stock for $620 and additional paid in capital for $123,380.

Securities & Exchange Commission
October 4, 2006

Issuance No. 7:

In connection with the borrowings made in December 2003 and February 2004 (see borrowings stated under Issuance no. 6), the Company issued 200,000 shares of Common Stock for making of these loans and 100,000 shares of Common Stock in consideration of agreement to convert these loans. The 200,000 shares were valued at the rate of $.001 and the 100,000 shares were valued at an average rate of $.0078 by management. The entry recorded was to debit interest expense for $980 and credit to common stock for $300 and credit to additional paid in capital for $680.

In addition, in connection with a $30,000 borrowing in January 2004 from an unaffiliated lender, which was repaid in August 2004, the Company issued 75,000 shares of Common Stock and warrants to purchase 75,000 shares of Common Stock exercisable at $.20 per share for three years and an unaffiliated third party received 7,500 shares of Common Stock and Warrants to purchase 7,500 shares of Common Stock in consideration of his introduction of the Company to the investor. These shares, totaling 82,500, were each valued at an average rate of $.0078 or a total of $644. The entry recorded was to debit interest expense for 644 and credit to common stock for $83 and credit to additional paid in capital for $561.

There was no accounting done for the 82,500 warrants. Of these 82,500 warrants, 75,000 warrants were exercised in May 2006. The estimated value of these warrants was deemed to be immaterial by the Company.

Issuance No. 8:

In January 2005, the Company issued 150,000 units, each unit consisting of one share of Common Stock and one five year warrant to purchase one share of common stock at an exercise price of $0.30 per share, for cash consideration of $30,000. The warrants carry no registration rights. The Company accounted for the issuance as debit cash $30,000, credit common stock $1,500 and credit to additional paid in capital for $28,500. These warrants were exercised in May 2006.

Issuance No 9:

On November 10, 2005, the Company closed on an offering of 250,000 units for an aggregate of $250,000, with each Unit consisting of ten shares of common stock and one five year warrant expiring on November 30, 2010 to purchase ten shares of Common Stock at an exercise price of $.225 per share. As consideration, the financial consultant to the Company received a lump sum financial advisory fee of $10,000 plus reimbursement of certain reasonable expenses. The Company received net proceeds of $225,000.

Securities & Exchange Commission
October 4, 2006

The terms of the subscription agreement provided for registration rights. These rights required the Company to file a Registration Statement to register the shares of Common Stock and shares underlying the Warrants, within 90 days of the Closing of the Offering, and use its best efforts to have the Registration Statement declared effective by the Securities and Exchange Commission as soon as possible. In the event that the Registration Statement is not filed timely or declared effective within 100 days of the Closing of the Offering, then the Company is required to issue to the investors a number of warrants equal to the number of shares underlying the Units multiplied by two and one-half percent (2.5%), multiplied by the number of months after the final Closing and/or 100 days after the Closing of the Offering, but prior to the Effective Date, but in no event to exceed 2 months or 10% of the number of Units.

The Company evaluated the warrants in accordance with the provision of Statement of Financial Accounting Standards 133 “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”) and EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”). The consensuses in EITF 00-19 apply to all freestanding derivative financial instruments that are indexed to, and potentially settled in, a company’s own stock. Contracts that require net-cash settlement are to be accounted as assets of liabilities and contracts that require settlement in shares are equity instruments.

The warrants of the Company are exercisable on payment of cash by the investor. There are no net-settlement provisions in the subscription agreement or in the warrant agreement. The Company further considered provision of paragraph 16 of EITF 00-19 to evaluate the maximum liquidated damages penalty to determine if they exceeded a reasonable discount between a registered share and unregistered share of the Company. It was concluded that the maximum penalty of 10% was a reasonable discount. As such, the Company concluded that the warrants should be accounted as equity and not as a derivative.

The Company recorded the transaction as debit to cash of net proceeds of $225,000, credit to common stock for $2,500 and credit to additional paid in capital for $222,500.

Note 8. Subsequent Event

Comment No. 13.    We note that on January 26, 2006 you effected a 10 for 1 forward stock split. To eliminate investor confusion, please revise the filing to also present the stock split retroactively in your balance sheet and statement of shareholders’ equity as of and for the year ended November 30, 2004. Please refer to SAB Topic 4C.

Securities & Exchange Commission
October 4, 2006

Response

The Company has revised the relevant financial statements included in its Form 10-KSB in accordance with Staff’s comment. The Company’s Amended 10-KSB will include the revisions to the balance sheet and statement of shareholders’ equity in compliance with this comment.

Unaudited Financial Statements for the Fiscal Quarter Ended May 31, 2006
Notes to Financial Statements
Note 3. Shareholders’ Equity

Comment No. 14.    We see that during the most recent quarter ended, you reduced the exercise price of certain warrants to $.01 for a period of 30 days and 1,800,000 common shares were issued on a cashless basis. We note that you recorded $66,750 as dividend expense within equity due to the modification of the related warrants. Please tell us the authoritative accounting literature which supports you accounting for the temporary modification of the warrants and how you calculated the $66,750 dividend expense. We may have further questions based on your response.

Response

The Company believes that there is no direct literature on accounting for modification of warrants. As such, the Company has relied on the guidance in paragraphs 51 and 52 of Statement of Financial Accounting Standard No. 123 (R), “Share-Based Payment”, (“FAS 123(R)”) and analogized to the modification of warrants. The reduction of the exercise price on a warrant is essentially an exchange of the original warrant for a new warrant with a lower exercise price, thereby incurring additional cost for the incremental value. FAS 123 (R) provides that an expense should be recorded for the excess of the fair value of the modified award over the fair value of the original award immediately prior to the modification.  As these warrants are accounted in equity, the additional cost has been accounted as dividend expense. The Company has accounted the additional expense only for warrants that were exercised, which it believes is in accordance with paragraph 52 of SFAS 123(R).

The Company calculated the additional cost as the excess of the value of the new warrant over the value of the original warrant. The warrants were calculated using the Black Scholes model. The value of the new warrants was calculated as of the date of the warrant exercise and the value of the original warrants was calculated as of the date of the offer to reduce the exercise price.

Note 7. Significant Event
Settlement Agreement and General Release

Comment No. 15.    We note that you reached an agreement with three consultants whereby you will pay the consultants $56,500 in satisfaction of $119,500 owed for previous services rendered. Please tell us why you believe the $63,000 liability extinguishment represented a change in estimate rather than an item of other income in your statements of operations. Also, tell us your consideration of the need to separately present the transaction in your statements of operations as it appears to exceed the 20% threshold for condensed presentation referred to in the Instructions to Item 310(b) of Regulation S-B. We may have further questions based on your response.

Securities & Exchange Commission
October 4, 2006

Response

The Company had engaged the services of three consultants to render technical and financial advisory services to the Company. The services were rendered during the period from February 2004 to March 2005. There was no written agreement with any of these consultants and the Company accrued a total amount of $119,500 for their services on an estimated basis. As the Company did not have sufficient funds, the amounts were not paid to these consultants as of November 30, 2005. As funds became available subsequent to the closing of the private placement which commenced in May 2006, the Company entered into formal negotiations to reduce the estimated amount previously owed to these consultants. On or around July 4, 2006 the Company executed settlement and release agreements with these individuals and agreed to pay them a total of $56,500. The Company accounted for the reduction in liability as a change in estimate in its interim financial statements for the three and six months period ended May 31, 2006. The Company's accounting treatment for this transaction was to credit the account which was originally debited for $63,000.

Item 310(b) of Regulation S-B related to condensed financial statements requires separate captions for each cost and expense category which exceeds 20% of sales or gross revenue. In the Company’s case, as there is no revenue, every cost and expense category would be deemed material for separate disclosure, at least in principle. As the transaction impacted the “general and administrative expenses” cost category, which has been separately presented in the Statements of Operations, the Company believes that disclosure of this transaction in the footnotes is adequate.

General

The Company acknowledges that:

        •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities & Exchange Commission
October 4, 2006

•   the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information that the Company provides to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filings or in response to the staff’s comment on the Company’s filings.

Thank you for your assistance in this matter. We look forward to receiving any additional comments you may have.

Sincerely yours, Goldstein & DiGioia, LLP /s/ Michael A. Goldstein Michael A. Goldstein

cc: J. Moser